ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036—8704 WWW.ROPESGRAY.COM

February 27, 2018	Matthew C. Micklavzina T +1 212 841 8849 matthew.micklavzina@ropesgray.com

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Jaea F. Hahn

Re:	Stone Ridge Trust

Registration Statement on Form N-1A

File Numbers: 333-184477; 811-22761

Dear Ms. Hahn:

On behalf of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 7, 2018 in connection with the Trust’s Post-Effective Amendment No. 41 (“PEA No. 41”) to the above referenced registration statement (the “Registration Statement”) on Form N-1A, filed with the Commission on December 19, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and is scheduled to become effective on March 1, 2018. PEA No. 41 was filed in connection with the Trust’s annual update to its registration statement and related only to Stone Ridge U.S. Large Cap Variance Risk Premium Fund, Stone Ridge U.S. Small Cap Variance Risk Premium Fund, Stone Ridge U.S. Variance Risk Premium Master Fund, Stone Ridge International Developed Markets Variance Risk Premium Fund and Stone Ridge Global Equity Variance Risk Premium Master Fund (each, a “Fund,” and collectively, the “Funds”).

The Trust is filing Post-Effective Amendment No. 43 (“PEA No. 43”) pursuant to Rule 485(b) on or before February 28, 2018 to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; (iii) file exhibits to the Registration Statement; and (iv) include updated financial information.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are summarized below and are each immediately followed by the Trust’s response. Capitalized terms used but not defined in this response letter have the same meaning as in the Registration Statement.

GENERAL

1.

Staff Comment: Please respond to all comments via correspondence on EDGAR and include in PEA No. 43 all information that has been omitted from or placed in brackets in PEA No. 41. The Staff notes that the Trust and its management are responsible for the adequacy and accuracy of the Registration Statement. The Staff notes that if a comment applies to one or more Funds, the Trust should make corresponding changes for all applicable Funds.

Response: The Trust so acknowledges and, where applicable, has made corresponding changes responsive to Staff comments in PEA No. 43.

PROSPECTUS

Front Cover

2.

Staff Comment: On the front cover, there is disclosure that each Fund is for long-term investors seeking to invest in various types of securities. The Staff notes that each Fund has adopted a test under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to invest at least 80 percent of its net assets in either (i) put and call options on securities suggested by the Fund’s name or (ii) Underlying Funds whose principal investment strategy is to write call and put options. Please remove or revise the disclosure on the Front Cover suggesting that the Funds primarily invest directly in equity securities.

Response: The Trust has revised the Front Cover by stating that the Funds are for long-term investors seeking “exposure to” rather than seeking to “invest in” securities.

3.	Staff Comment: Please consider emphasizing disclosure on the Front Cover indicating that the Funds are intended for investment by institutional investors:

Response: The Trust has emphasized the disclosure regarding eligible investors by italicizing it.

Fund Summaries

4.

Staff Comment: In each Fund’s “Principal Investment Strategies,” each Fund discloses that it or its Underlying Funds may invest in exchange-traded funds (“ETFs”). Please confirm supplementally that each Fund will include any acquired fund fees and expenses greater than one basis point in a separate caption to the Annual Fund Operating Expenses table.

Response: The Trust confirms that each Fund will include any acquired fund fees and expenses greater than one basis point in a separate caption in its fee table.

5.	Staff Comment: In each Fund’s “Principal Investment Strategies,” there is disclosure to the effect that the Fund or its Underlying Funds seek to provide a regular stream of distributions from the premiums received from writing options. Please clarify what is meant by a “regular stream of distributions” and confirm that this regular stream of distributions is not scheduled (i.e., that it is not a dividend).

Response: The Trust has revised the disclosure as follows to clarify that each Fund is not obligated to make dividend payments on a scheduled basis:

Instead, the Fund seeks to identify variance risk premiums wherever they may arise, regardless of the specific underlying securities, ~~and~~ to provide an investment return and ~~a regular stream of~~ to make distributions from the premiums it receives from writing options offering those premiums.

6.

Staff Comment: Under “Principal Investment Strategies,” please discuss each Fund’s potential significant positions in equities, ETFs, government obligations and investments suggested by each Fund’s name in greater detail.

Response: The Trust has updated the Principal Investment Strategies disclosure in each Fund Summary:

The Fund will invest in government obligations (including U.S. Treasury securities with remaining maturities of one year or less)~~, as well as~~ and may invest in equities and ETFs, typically to meet asset coverage or margin requirements on the Fund’s option writing strategy . . . . At times the Fund may hold significant positions in government obligations or cash and cash equivalents and may hold positions in equities~~,~~ and ETFs~~, government obligations or cash and cash equivalents~~ to the extent necessary to meet asset coverage or margin requirements.

The Trust has also moved the following disclosure regarding U.S. treasury obligations from the Statement of Additional Information to the statutory prospectus.

U.S. Treasury Obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued) and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of a Fund’s direct or indirect investment in Treasury obligations to decline. On August 5, 2011, S&P downgraded U.S. Treasury securities from AAA rating to AA+. A downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and generally have a substantial negative effect on the U.S. economy. A downgrade of Treasury securities from another ratings agency or a further downgrade beyond AA+ rating by S&P may cause the value of a Fund’s Treasury obligations to decline.

The Funds can also buy or gain exposure to U.S. Treasury securities whose interest coupons have been “stripped” by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below and Treasury Inflation-Protection Securities (“TIPS”). The U.S. Treasury securities called “TIPS” are designed to provide an investment that is not vulnerable to inflation. The interest rate paid by TIPS is fixed. The principal value rises or falls semi-annually based on changes in the published Consumer Price Index. If inflation occurs, the principal and interest payments on TIPS are adjusted to protect investors from inflationary loss. If deflation occurs, the principal and interest payments will be adjusted downward, although the principal will not fall below its face amount at maturity.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

It is anticipated that each Fund will have substantial exposure to issuers suggested by its name at any particular time, consistent with each Fund’s names rule policy pursuant to Rule 35d-1. Given each Fund’s substantial exposure to issuers suggested by its name, each Fund currently includes principal investment strategy and principal risk disclosure regarding investments suggested by its name (e.g., U.S. large-cap issuers and larger company risk disclosure for the U.S. Large Cap Variance Risk Premium Fund).

7.	Staff Comment: Please explain how each Fund intends to comply with Section 12(d) of the 1940 Act with respect to its investments in ETFs and other registered investment companies.

Response: The Funds have compliance tests that limit their investments in ETFs and investment companies that are not part of the same group of investment companies in excess of the limits in Section 12(d) of the 1940 Act and related rules, unless the Funds are able to rely on relief obtained by an underlying ETF or investment company that allows investments in excess of the limits in Section 12(d)(1)(A). The Funds have not currently entered into any participation agreements in reliance on such orders.

8.

Staff Comment: Each Fund’s “Principal Investment Strategies,” disclose that “the use of derivatives gives rise to a form of leverage and the related risk,” and each Fund’s risk disclosure states many “derivatives have a leverage component.” Please disclose which types of derivatives give rise to leverage.

Response: The Trust has revised each Fund’s “Principal Investment Risks” as follows:

~~Because m~~Many derivatives have ~~a leverage component~~ embedded leverage (i.e., a notional value in excess of the assets needed to establish and/or maintain the derivative position). Derivatives in which the Fund may invest (e.g., options, futures and swaps) may have embedded leverage, depending on their specific terms. As a result, adverse changes in the value or level of the underlying investment may result in a loss substantially greater than the amount invested in the derivative itself (see “Leverage Risk” below).

9.

Staff Comment: In “Principal Investment Strategies,” each Fund states that it or its Underlying Funds “also may enter into futures contracts for hedging purposes.” The Staff notes that certain futures are not considered securities, and that income derived from such futures is not qualifying income under Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”). Please address whether the Funds intend to limit their investments in futures in any manner to maintain its qualification as a regulated investment company under the Code.

Response: Each Fund takes qualifying income generation into account when deciding to make investments in such futures. Further, to the extent income derived from investments in futures that are not considered securities is not “qualifying income,” each Fund intends to limit its investments in such futures so that at least 90% of its gross income is “qualifying income” in any taxable year. Therefore, such futures would not prevent the Funds from qualifying as regulated investment companies.

10.

Staff Comment: Each Fund’s “Principal Investment Strategies” state that it or its underlying Funds may invest in futures for hedging purposes, and each Fund’s “Principal Investment Risks—Derivatives Risk” states that it or its Underlying Funds “may invest in derivatives to generate income from premiums, for investment purposes and for hedging and risk management purposes.” If accurate, please disclose in each Fund’s principal investment strategies that the Fund or its Underlying Funds intends to invest in derivatives to enhance return rather than solely to hedge risk.

Response: The Trust has revised each Fund’s “Principal Investment Strategies” disclosure as follows:

The Adviser does not intend to purchase or sell securities for the investment portfolio based on prospects for the economy, the securities markets or the individual issuers themselves. Instead, the Fund seeks to identify variance risk premiums wherever they may arise, regardless of the specific underlying securities, ~~and~~ to provide an investment return and ~~a regular stream of~~ to make distributions from the premiums it receives from writing options offering those premiums. In constructing an investment portfolio, the Adviser seeks to identify a universe of eligible securities offering the Fund the potential to capture the benefit of variance risk premiums. The Adviser then sells options on a subset of that universe while seeking to keep trading costs as low as practicable, given the appropriate execution requirements of the strategy. In so doing, the Fund uses derivatives to enhance returns. The extent of the Fund’s exposure to any particular asset class is determined according to global supply and demand for the risk transfer services provided by the Fund’s investments.

11.

Staff Comment: In “Principal Investment Risks—Derivatives Risk,” each Fund discloses that the use of over-the-counter (“OTC”) derivatives exposes it or its Underlying Funds to counterparty risk. Please include a separate sub-risk for counterparty risk in the Fund Summary derivatives risk disclosure.

Response: The requested change has been made.

12.

Staff Comment: In “Principal Investment Risks—Derivatives Risk,” each Fund states that derivatives may present currency risk and credit risk. Please add disclosure regarding currency risk and credit risk to the summary risk disclosure or explain why currency risk and credit risk are identified as principal investment risks.

Response: Currency risk is only a principal risk for the International Developed Markets Variance Risk Premium Fund and the Global Equity Variance Risk Premium Master Fund, each of which already includes appropriate disclosure relating to this risk. The term “credit risk” was used synonymously with the term “counterparty risk” in the referenced disclosure. In response to the Staff’s comments, each of the U.S. Large Cap Variance Risk Premium Fund, U.S. Small Cap Variance Risk Premium Fund and U.S. Variance Risk Premium Master Fund has revised its disclosure under “Derivatives Risk” in the summary section to remove the reference to “currency risk” and each Fund has revised this disclosure to change the reference from “credit risk” to “counterparty risk,” which is now also included as a separate sub-risk in the Fund Summaries, as described in response to Comment 11.

13.	Staff Comment: In “Principal Investment Risks—Derivatives Risk,” please explain in plain English what it means to “capture the variance risk premium.”

Response: The Trust has revised the disclosure as follows:

The Fund’s use of derivatives may not be effective or have the desired results. For example, the Fund may not be able to capture the variance risk premium (by selling options for premiums based on implied volatility that is higher than the volatility actually experienced on the underlying security) to the extent that it makes an investment with respect to which the realized volatility of the underlying investment equals or exceeds the investment’s implied volatility. This ~~, which~~ may happen ~~if~~ when the value of the underlying investment moves in an unexpected direction or to an unanticipated degree.

14.

Staff Comment: In “Principal Investment Risks—Derivatives Risk,” each Fund states that “OTC derivatives are generally highly illiquid.” If investing in illiquid assets is a principal investment strategy of a Fund, please disclose the Fund’s investment in illiquid assets in its Principal Investment Strategies. Please supplementally confirm that each Fund will limit its investments at the time of purchase in illiquid securities to no more than 15% of the Fund’s net assets.

Response: The Trust confirms that investing in illiquid investments is not a principal investment strategy of each Fund and that each Fund will limit its investments at the time of purchase of illiquid securities to no more than 15% of the Fund’s net assets.

15.

Staff Comment: In “Principal Investment Risks—Derivatives Risk,” each Fund discloses that it or its Underlying Funds may write options, which may be highly volatile. Please disclose whether writing options will require a Fund to hold certain assets as collateral, which might restrict investment opportunities for the Adviser (e.g., due to the need to cover a Fund’s options positions with cash). Please supplementally explain how the Funds satisfy Section 18 segregation requirements in connection with written options. In addition, please confirm whether the Funds segregate the notional value of the option or the market value.

Response: The Trust has added the following disclosure in “Additional Investment Information and Risks—Additional Information Regarding Derivatives—Asset Segregation/Cover” in the Statement of Additional Information:

A Fund may be unable to use such segregated or earmarked assets for certain other purposes, which could result in the Fund earning a lower return on its portfolio than it might otherwise earn if it did not have to segregate those assets in respect of, or otherwise cover, such portfolio positions. To the extent a Fund’s assets are segregated or committed as cover, it could limit the Fund’s investment flexibility.

The Trust confirms that each Fund earmarks or segregates liquid assets equal to the notional value of the options it writes.

16.	Staff Comment: Please disclose whether a Fund’s strategy will lead to higher portfolio turnover and related transaction costs.

Response: The Funds’ strategies are not expected to result in higher portfolio turnover. The Trust notes that the existing disclosure under “Portfolio Turnover” in each Fund’s summary section appropriately addresses the potential for higher portfolio turnover rates and the corresponding potential costs.

17.	Staff Comment: In “Principal Investment Risks—Leverage Risk,” please identify the specific derivative instruments to which each Fund refers.

Response: The Trust believes that the types of derivatives in which the Funds may invest are adequately disclosed throughout the Fund Summaries.

18.

Staff Comment: In “Principal Investment Risks—ETF Risk,” please include additional risk disclosure regarding each Fund’s investments in ETFs. Consider adding disclosure to the effect that an active trading market for an ETF may not develop or be maintained; that ETFs rely on a limited pool of authorized participants to create and redeem shares; and that in certain circumstances, such as during periods of market stress, the net asset value of an ETF may vary from the market price such that an investor may pay significantly more or less than the underlying value.

Response: The Trust has revised each Fund’s “ETF Risk” disclosure as follows:

The Fund may purchase ETFs at prices that exceed the net asset value of their underlying investments and may sell ETF investments at prices below such net asset value, particularly during periods of market stress. ETFs typically rely on a limited pool of authorized participants to create and redeem shares, and an active trading market for ETF shares may not develop or be maintained. Because the market price of ETF shares depends on the demand in the market for them, the market price of an ETF may be more volatile than the underlying portfolio of securities the ETF is designed to track, and the Fund may not be able to liquidate ETF holdings at the time and price desired, which may impact Fund performance.

19.

Staff Comment: Please supplementally confirm that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index identified in the “Performance” section is the broad-based index against which each Fund measures performance and explain in correspondence why this is an appropriate index with which to measure the Fund’s performance.

Response: The Trust has reviewed the definition of “appropriate broad-based securities market index” and believes that, because the Funds seek to capture variance risk premium, which can be understood as the return above a risk-free rate, this index is consistent with the definition provided in Instruction 5 to Item 27(b)(7)(ii)(B) because it allows the investor to compare the Funds’ returns to those of a risk-free rate of Treasury bills.

20.

Staff Comment: In the “Annual Fund Operating Expenses Table” for the U.S. Variance Risk Premium Master Fund, there is a footnote to the Acquired Fund Fees and Expenses caption explaining that such expenses reflect the Fund’s allocable share of advisor fees and other expenses of the other funds in which the Fund invests. Please confirm supplementally whether this footnote is appropriately placed in other Funds’ fee tables, whether all Funds incur acquired fund fees and expenses, and whether the Funds permit recoupment under their respective expense limitation agreements. To the extent applicable, consider revising fee table disclosure for consistency across all Funds.

Response: The Trust confirms that this footnote is appropriately included in the fee tables for the U.S. Variance Risk Premium Master Fund and the Global Equity Variance Risk Premium Master Fund because they invest in the other Funds and is omitted from the other Funds’ fee tables because those Funds do not currently have acquired fund fees and expenses one basis point or more. In addition, where a Fund has an expense limitation agreement that permits recoupment, the Trust has added a footnote to its fee table disclosing that the Adviser is entitled to recoupment and the extent to which the Adviser is entitled to such recoupment.

21.

Staff Comment: Under “Principal Investment Strategies” for the U.S. Variance Risk Premium Master Fund, please explain how the Adviser determines asset allocation between the Underlying Funds. Please disclose whether there is a target allocation. Please disclose how the Adviser determines asset allocation between the Underlying Funds.

Response: As disclosed in the prospectus, the U.S. Variance Risk Premium Master Fund’s target asset allocation is to invest approximately 2/3 of its assets in the U.S. Large Cap Variance Risk Premium Fund and approximately 1/3 of its asset in the U.S. Small Cap Variance Risk Premium Fund. The Adviser periodically rebalances to achieve this target allocation.

22.

Staff Comment: Under “Principal Investment Strategies” for the U.S. Variance Risk Premium Master Fund, please include market cap ranges for U.S. large cap securities and U.S. small cap securities, as disclosed in the fund summaries for Stone Ridge U.S. Large Cap Variance Risk Premium Fund and Stone Ridge U.S. Small Cap Variance Risk Premium Fund).

Response: The requested changes have been made.

23.

Staff Comment: In the “Annual Fund Operating Expenses” table for the International Developed Markets Variance Risk Premium Fund, there are sub-captions under “Other Expenses.” Please explain supplementally why there are sub-line items under “Other Expenses” for this Fund, but not for the other Funds.

Response: The International Developed Markets Variance Risk Premium Fund incurs certain expenses relating to its brokerage arrangements and, in accordance with Instruction 3(c)(iii) to Item 3 in Form N-1A, the Fund has chosen to subdivide the “Other Expenses” caption to identify this particular expense. The other Funds have not included this sub-line item because they do not incur this expense.

24.

Staff Comment: In the “Principal Investment Strategies” disclosure for the International Developed Markets Variance Risk Premium Fund, please consider moving the definition of developed market issuers to the first paragraph.

Response: The Trust respectfully submits that moving the definition of developed market issuers to the first paragraph, which provides a broad overview of the Fund’s variance risk premium strategy, would not assist shareholders in understanding the investment strategy of the Fund and respectfully declines to make the requested change.

25.

Staff Comment: The International Developed Markets Variance Risk Premium Fund’s “Principal Investment Strategies” disclose that the Fund may invest in a wholly-owned and controlled subsidiary (the “Subsidiary”) formed under the laws of the Cayman Islands. Please specify the type of instruments held in the Subsidiary.

Response: The Trust notes that the Subsidiary has not yet commenced operations, but that, as disclosed in the Fund’s “Principal Investment Strategies,” the Subsidiary would be expected to write put and call options related to developed market securities.

26.

Staff Comment: The International Developed Markets Variance Risk Premium Fund’s “Principal Investment Strategies” disclose that the Fund may enter into futures contracts for hedging purposes. Please address whether such hedging includes currency hedging, as the underlying investments are in non-U.S. companies.

Response: The Trust has revised the disclosure as follows:

The Fund also may enter into futures contracts for hedging purposes, including for currency hedging.

27.

Staff Comment: The International Developed Markets Variance Risk Premium Fund discloses that it is subject to Foreign Government Obligations and Securities of Supranational Entities Risk. To the extent applicable, please disclose in the Fund’s principal investment strategies the principal investments that give rise to this risk.

Response: The Trust notes that the Fund may hold foreign government obligations, typically to meet asset coverage or margin requirements in connection with the Fund’s use of put options, and that investment in foreign government obligations does not constitute a separate principal investment strategy.

28.

Staff Comment: In the “Subsidiary Risk” section under the International Developed Markets Variance Risk Premium Fund’s “Principal Investment Risks,” please supplementally confirm that any principal investment strategies or principal investment risks of the Subsidiary have been aggregated and included in principal investment strategies and principal investment risks of the Fund.

Response: The Trust so confirms.

29.

Staff Comment: In an appropriate place, please disclose that the International Developed Markets Variance Risk Premium Fund complies with (i) the provisions of Section 8 of the 1940 Act governing investment policies, and (ii) capital structure and leverage restrictions under Section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary.

Response: The Trust confirms that the Fund complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. However, the Trust respectfully submits that no disclosure revision is necessary in response to this Comment.

30.

Staff Comment: In an appropriate place, please disclose that the investment adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts as an investment adviser to the International Developed Markets Variance Risk Premium Fund within the meaning of Section 2(a)(20) of the 1940 Act.

Response: The Trust confirms that the adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts as an investment adviser to the International Developed Markets Variance Risk Premium Fund within the meaning of Section 2(a)(20) of the 1940 Act. However, the Trust respectfully submits that no disclosure revision is necessary in response to this Comment.

31.

Staff Comment: In an appropriate place, please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act. Please identify the custodian of the Subsidiary.

Response: The Trust confirms that the Subsidiary complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The Subsidiary has not yet commenced operations, but the Trust would expect to utilize the same custodian as the International Developed Markets Variance Risk Premium Fund, U.S. Bank NA. However, the Trust respectfully submits that no disclosure revision is necessary in response to this Comment.

32.

Staff Comment: In an appropriate place, please disclose whether the International Developed Markets Variance Risk Premium Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income. If no letter ruling was received, please supplementally explain the Fund’s basis for determining that such undistributed income is qualifying income.

Response: The International Developed Markets Variance Risk Premium Fund invests in a wholly-owned and controlled subsidiary that, as noted in the section “Distributions and Federal Income Tax Matters” is a disregarded entity for U.S. federal income taxes purposes, and the Trust discloses that “any income, gain, loss deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund.” Accordingly, for tax purposes, including for purposes of the qualifying income requirements applicable to regulated investment companies, there is no undistributed income derived from the Subsidiary because all income realized by the Subsidiary is treated as if it were realized directly by the Fund. The private letter rulings to which the Staff refers were provided to subsidiaries classified as corporations for U.S. federal income taxes purposes, and not for subsidiaries classified as disregarded entities. Accordingly, the Trust respectfully submits that no disclosure revision is necessary in response to this Comment.

33.	Staff Comment: Please supplementally confirm each of the following points:

a.	That the financial statements of the Subsidiary will be consolidated with those of the International Developed Markets Variance Risk Premium Fund;
b.	That the Subsidiary’s management fee, including any performance fee, is included in the “Management Fee” in the International Developed Markets Variance Risk Premium Fund’s fee table;
c.	That the Subsidiary’s expenses will be included in “Other Expenses” in the International Developed Markets Variance Risk Premium Fund’s fee table;

d.	That the Subsidiary and its board of directors have designated an agent for service of process in the United States; and
e.

That the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Trust so confirms.

34.

Staff Comment: Under the first paragraph of the Global Equity Variance Risk Premium Master Fund’s “Principal Investment Strategies” please explain how the Adviser determines asset allocation between the Underlying Funds. Please disclose whether there is a target allocation.

Response: As disclosed in the prospectus, the Global Equity Variance Risk Premium Master Fund’s target asset allocation is to invest approximately 1/3 of its assets in the U.S. Large Cap Variance Risk Premium Fund, approximately 1/6 of its asset in the U.S. Small Cap Variance Risk Premium Fund and approximately 1/2 of its assets in the International Developed Markets Variance Risk Premium Fund. The Adviser periodically rebalances to achieve this target allocation.

35.

Staff Comment: In “Principal Investment Strategies,” the Global Equity Variance Risk Premium Master Fund discloses that it “currently intends to invest at least 40% of its net assets in Underlying Funds whose principal investment strategy is to write call and put options related to foreign securities from at least eight countries, not including the U.S. Unless international market conditions are not deemed favorable by the Adviser, the Adviser intends at all times to have approximately 50% exposure to non-U.S. markets.” Please revise the referenced disclosure to address the discrepancy between the 40% of net assets in the Underlying Funds and the 50% exposure to non-U.S. markets.

Response: The Trust respectfully notes that the 40% reference above describes the Fund’s intended minimum exposure to non-U.S. markets. Currently, as set forth in the disclosure noted above, the Fund intends to be invested above this minimum bound, namely, at 50%.

Investment Objectives, Strategies and Risks

36.

Staff Comment: In “Investment Objectives, Strategies and Risks,” it states that “In addition to the investment practices described in the ‘Fund Summaries’ above, each Fund is also permitted to engage in the following investment practices.” Please limit the Funds’ Item 9 discussion to investment strategies the Funds consider principal investment strategies. In addition, if a risk factor applies only to a subset of the Funds, please indicate the specific Funds to which a risk applies.

Response: The Trust respectfully submits that the disclosure, as written, accurately reflects the principal investment strategies of the Funds. However, where a risk applies to a subset of the Funds, the Trust has added clarifying language throughout the Item 9 disclosure.

37.

Staff Comment: Under “Changes to the Fund’s Investment Policies,” please clarify what the 80% test under Rule 35d-1 is for each Fund or add a cross-reference back to each Fund’s 80% test disclosed in each Fund Summary.

Response: The requested change has been made by cross-referencing back to each Fund’s Fund Summary.

38.

Staff Comment: In the fourth paragraph under “Derivatives Risk,” the Funds list different types of collateral provisions included in their derivatives contracts. Please disclose the derivatives that correspond to each collateral provision disclosed in this paragraph.

Response: There are currently no examples of the latter two types of derivatives in the referenced disclosure. The Trust has revised the disclosure as follows:

The Funds may invest in derivatives that ~~(i)~~ do not require the counterparty to post collateral (e.g., foreign currency forwards), and may in the future invest in derivatives that (~~i~~i) require a significant upfront deposit by a Fund unrelated to the derivative’s intrinsic value or (~~i~~ii) do not require that collateral be regularly marked-to-market.

39.

Staff Comment: Under “Derivatives Risk,” consider deleting risk disclosure that is duplicative of disclosure in each Fund’s summary risk disclosure. The Staff refers the Trust to Investment Management Guidance Update 2014-08.

Response: The Trust has reviewed IM Guidance Update No. 2014-08 and believes that the Funds’ Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A and that the information provided in the Item 9 disclosure describes the principal investment strategies of the Fund and the Item 4 disclosure summarizes the Item 9 disclosure. Therefore, the Trust respectfully declines to amend this Item 9 disclosure.

Management and Organization–Investment Adviser

40.

Staff Comment: There is a footnote indicating that the investment management fee reflects the effect of fee waivers or reimbursements. Please indicate which Funds are subject to fee waivers or expense reimbursements. Please also disclose whether recoupment of fees waived or expenses reimbursed is permitted, and the terms of such recoupment.

Response: The Trust has added disclosure to each applicable Fund’s fee table that the Adviser may recoup fees waived and expenses reimbursed, and the extent to which the Adviser is entitled to such recoupment. The Trust has also updated the above-referenced disclosure such that the footnote now attaches to Funds where the Adviser waived fees, reimbursed expenses, or recouped a waiver or reimbursement.

Shareholder Information–Consortium

41.

Staff Comment: The Staff notes that the Funds are open-end funds and make ongoing sales to investors. Please explain supplementally how priority investment to the Consortium functions with respect to an open-end fund. Please disclose whether the Funds permit sales through distributors or brokers and explain how financial intermediaries apply priority. Please address how financial intermediaries identify who is a member of the Consortium.

Response: The Consortium is intended to identify a group of investors whose registered investment advisers have participated in educational sessions regarding the relevant Funds. Members of the Consortium may be given priority by the Funds in allocation of capacity in the Funds. The Funds engage ALPS Distributors, Inc. as the Distributor. The Funds are marketed only to institutions and to registered investment advisers, and are not marketed to or through any brokers. The Funds’ shares are available for purchase through financial intermediaries (i.e. custodial platforms) only by investors or potential investors identified by the Funds as eligible. Members of the Consortium are identified by the Funds.

42.

Staff Comment: Please supplementally confirm that shares of the Funds issued to members of the Consortium will be identical to shares issued to shareholders in the same Fund who are not members of the Consortium. Please also supplementally confirm that all shares will be redeemed in the same manner with no priority given to any shareholders.

Response: The Trust confirms that shares issued to Consortium members are identical to shares issued to investors who are not Consortium members. Consortium members have priority only with respect to subscription amounts and have no other priorities or rights with respect to offering price, dividends, redemption or liquidation. In addition, the Trust has added clarifying disclosure to the effect that Consortium members do not have priorities or rights with respect to redemptions.

How to Redeem Class I Shares and Class M Shares

43.

Staff Comment: In “Distributions and Federal Income Tax Matters,” the Funds disclose that a substantial portion of a Fund’s income could consist of short-term capital gains. Consider adding risk disclosure to this effect earlier in the prospectus.

Response: The Trust has added the following disclosure to the Item 9 “Portfolio Turnover” disclosure:

A change in the securities held by a fund is known as “portfolio turnover.” The Funds (except for the Master Funds) may engage in active and frequent trading to try to achieve their investment objectives and may have portfolio turnover rates of over 100% annually. If such a Fund realizes capital gains when it sells investments, it generally must pay those gains to shareholders, increasing its taxable distributions including distributions of short-term capital gain, which are taxable as ordinary income to shareholders. Due to the Funds’ options strategies, a substantial portion of a Fund’s income could consist of short-term capital gains. Increased portfolio turnover may also result in higher brokerage fees or other transaction costs, which can reduce such Fund’s performance. Most of the Master Funds’ portfolio transactions are purchases or sales of the Underlying Funds’ shares, however, which do not entail any brokerage fees or transaction costs. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.

STATEMENT OF ADDITIONAL INFORMATION

44.

Staff Comment: In the section “Additional Investment Information, Risks and Restrictions,” the Global Equity Variance Risk Premium Fund is disclosed as non-diversified. Please add disclosure in this Fund’s summary that it is not diversified and add corresponding risk disclosure.

Response: The SAI disclosure has been updated to reflect that the Global Equity Variance Risk Premium Fund is now diversified.

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 841-8849 or matthew.micklavzina@ropesgray.com.

Very truly yours,

/s/ Matthew C. Micklavzina
Matthew C. Micklavzina

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC
James T. Rothwell, Stone Ridge Asset Management LLC
Elizabeth J. Reza, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP